Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE May 13, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the El Pulpo Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden Minerals Ltd. (Almaden) has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and three high grade gold vein targets. Ross River has provided the company with the following results in the form of a news release, an excerpt from which follows:

“Papaya Target:

Inversion analysis and geophysical interpretation has identified four structures trending in a northwest/southeast direction on the Papaya grid. The first 800 metres long is open to the southeast, the second 3,500 metres long is open to the north and southeast, the third 700 metres long is open to the northwest and the fourth 2,100 metres long is open to the northwest and southeast. Resistivity depth slicing at 100 metres shows, as expected, resistivity anomalies associated with the northwest/southeast trending chargeability anomalies and at surface are shown to be correlative with known mineralization of up to 144.35 g/t gold. Three of the anomalies, including the main Papaya vein zone, are associated with anomalous gold, silver, copper, tellurium and bismuth identified in soil geochemistry. In addition, a large chargeability anomaly (7 - 18 mV/V) occurs at the southeast corner of the grid over an east/west distance of 900 metres and is open to the south and east. Geophysical surveying in progress on the La Langosta grid will better define this anomaly.

La Trucha Target:

Three chargeability anomalies have been identified on the La Trucha target. The first 700 metres long by 500 metres wide, trending northeast to southwest, disappears under Quaternary overburden cover. The second anomaly 500 metres long by 400 metres wide is located immediately to the south. The third anomaly extending to the Papaya grid immediately adjacent to the west trends in a northwest southeast direction over 1100 metres in length and 300 metres in width and plunges under a ridge capped by volcanic rocks to the southeast. All three chargeability anomalies are associated with co-incident resistivity anomalies and known outcrops of quartz tourmaline veining with values up to 39.81 g/t gold, 1,614.2 g/t silver and 2.6% copper. As anticipated, due to the thick overburden the soil geochemistry was of limited use, however, where known outcrops of gold, silver and copper occur, spot anomalies of gold, silver, copper, tellurium and bismuth were reported. The extent of the geophysical anomalies on the La Trucha, particularly over known mineralization with values averaging 8.64 g/t gold, 357.6 g/t silver and 1.12% copper, indicate the target at depth appears to be much larger than originally anticipated.

La Langosta Target (including El Bagre):

The I.P. and soil geochemistry surveys have been completed on the La Langosta grid. The surveys show an elliptical chargeability anomaly ring extending in a northeast/southwest direction over 2,100 metres and 1,000 metres in a northwest/southeast direction. The width of the ring ranges from 150 – 300 metres. The chargeability ranges from 10 – 54 mV/V. This anomaly is coincident with porphyry style mineralization within the La Langosta target. Follow-up work within this high chargeability zone has discovered two new outcrops, the first 30 metres by 20 metres in size, 500 metres south of El Bagre within intrusive rock containing disseminated chalcopyrite plus copper oxides. A second outcrop 200 metres to the west and 20 metres wide of strongly potassically altered quartz monzonite with sheeted quartz tourmaline veins containing disseminated pyrite and chalcopyrite. Additional I.P. lines are being cut to the east as the chargeability anomaly is open in that direction.

Cerro Colorado Target:

The I.P. geophysical survey has just commenced on the Cerro Colorado grid. Soil geochemistry has outlined two large zones anomalous in gold, silver and copper. The largest of these is also anomalous in bismuth and tellurium. The largest zone extends in a northeast/southwest direction and is coincident with known gold, silver and copper mineralization and is 200 – 300 metres in width and at least 1,700 metres long and is open along strike at both ends. Additional soil lines are being cut. The second anomaly is new and is 100 – 250 metres in width and 1,100 metres long in a northwest/southeast direction.

Anomalous soil values have been set for the above areas at greater than 100ppb gold, 2,600ppb silver, 600ppm copper, 25ppm bismuth and 0.04ppm tellurium.

La Cetolla:

Six trenches up to 2 metres deep and between 8 and 20 metres in length were dug by hand over 900 metres in an east west direction. Five of the trenches exposed disseminated and stockwork copper mineralization consisting of chalcopyrite and copper oxides. Assays are pending.

In addition, a new area of stockwork copper mineralization has been discovered 2.2 kilometres southeast of the La Cetolla porphyry copper-gold target. Exploration work is continuing in this area.

Ross River is extremely encouraged by the results to date from the exploration program. The on-going program continues to define larger targets and discover new mineralized zones. Trenching is presently underway on the Papaya and La Trucha targets and drilling as previously announced will follow shortly thereafter.

Work on the Papaya and La Trucha targets was supervised by Peter Fischl, PGeo, La Langosta and La Cetolla targets by Victor Jaramillo, MSc, PGeo and the Cerro Colorado target by Alastair Findlay MSc, PGeo.

The quote above from a Ross River news release refers to the unit of measurement “mV/V”. This is the geophysical unit of measurement for chargeability, or the overvoltage induced in the geophysical survey. Chargeability is a function of the metallic mineral content of the area surveyed. Almaden believes these results to be very encouraging and are representative of a large gold bearing intrusive hosted vein system.

Almaden currently has thirteen active joint ventures on sixteen properties. This includes eight joint venture deals in which other companies are earning an interest in the Almaden projects by spending, and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico. In addition, Almaden is continuing its aggressive exploration efforts in Mexico and Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.